Barnes Group Inc.

123 Main Street

Bristol, Connecticut 06011

December 3, 2008

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Comment Letter Dated
October 29, 2008 Regarding
Barnes Group Inc.
Form 10-K, for the fiscal year ended December 31, 2007
Form 10-Q for the periods ended March 31, 2008 and June 30, 2008
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments and questions in your letter of October 29, 2008. We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address. Please also feel free to contact me at our headquarter office (860-583-7070).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: The Company will comply with the comments in all future filings to the extent of and in substantially the manner set forth or indicated in the responses below.

Item 1A. Risk Factors, page 4

2.

Please delete the second sentence in which you state that other unknown or immaterial risks may also impact your business and operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response: The Company acknowledges its responsibility to disclose all known material risks and those that it can reasonably anticipate, but the Company also believes that it is useful for investors to be reminded that it is possible that additional risks not recognized by the Company could in the future have a material effect on the Company’s business or operations. Accordingly, the Company believes it would be appropriate to revise the second sentence in future 10-Ks to read as follows: “Please note that additional risks not presently known to us may also materially impact our business and operations.”

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 25

3.	Please present a reconciliation on page 27 to show how the consolidated debt to EBITDA ratio is computed.

Response: The Company’s purpose in disclosing the Consolidated Total Debt to EBITDA ratio is to address the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations which requires a discussion of the impact of restrictive debt covenants. As disclosed, this particular covenant is the most restrictive borrowing capacity covenant in any of our debt agreements. The “Consolidated Total Debt” and “EBITDA” terms are defined in the respective debt agreement and it is not the Company’s intent to present non-GAAP financial measures.

We will revise our future disclosures to address the impact of restrictive debt covenants without providing any implied non-GAAP financial measures. As such, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will disclose the impact of restrictive covenants within Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings substantially as follows:

“Borrowing capacity is limited by various debt covenants in the Company’s debt agreements. The most restrictive covenant in any agreement requires the Company to maintain a certain debt management ratio as defined in the amended and restated revolving credit agreement. The Company’s level of compliance with such ratio determines the level of additional borrowings available. At December 31, 2008, the Company had $xxx.x million of additional borrowings available under this facility.”

Item 8 — Financial Statements and Supplementary Data

General

4.	Please disclose in your financial statements the amount of research and development costs you have incurred for each period presented. See paragraph 13 of SFAS 2.

Response: As disclosed within “Part I, Item 1. Business” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and in accordance with Item 101 of Regulation S-K, the Company disclosed that it has spent approximately $6 million in each of 2005, 2006 and 2007 on research and development costs. The Company does not believe these amounts for any year presented to be material for financial statement disclosure during the periods presented. To the extent such amounts become material in future periods, the Company will disclose such amounts in accordance with SFAS 2.

Consolidated Statements of Changes in Stockholders’ Equity, page 36

5.	Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Response: The Consolidated Statements of Changes in Stockholders’ Equity in our Annual Reports on Form 10-K will be revised in future filings beginning with the Annual Report on Form 10-K for the year ending December 31, 2008 to include columns for the changes in the number of common shares issued and the number of shares held as treasury stock.

Note 1 — Summary of Significant Accounting Policies, page 37

6.

Please disclose the line item(s) in which you include depreciation and amortization, as well as the amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation to comply with SAB Topics 11:B and 7:D and remove your presentations of gross profit throughout the filing.

Response: The Company does allocate depreciation and amortization to cost of sales in compliance with the noted SAB topics. Total depreciation and amortization is included for all periods presented in both our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as a separate line item within the Consolidated Statements of Cash Flows and therefore the Company believes its disclosure related to depreciation and amortization is sufficient in accordance with generally accepted accounting principles.

Note 11 — Comprehensive Income, page 56

7.	Please disclose for all periods presented the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, and our Quarterly Report on Form 10-Q for the quarter ending March 31, 2009, the tax expense or benefit for each component of other comprehensive income will be disclosed in future filings in a format allowed by paragraph 25 and Appendix B of SFAS 130.

Note 16 — Information on Business Segments, page 59

8.

Please revise your reconciliation to ensure that total company operating profit for each period presented agrees to the amounts presented on the face of your statements of income. Amounts that are not allocated to segments should be included within the other column and should be discussed within the segment footnote and your MD&A to the extent these reconciling items become material.

Response: The Company is managed along the lines of three separate and distinct reportable business segments: Barnes Aerospace, Barnes Distribution and Barnes Industrial. We believe our current disclosure and reconciliation of the results of these three reportable business segments complies with the provisions of FAS No. 131 in our Annual Report on Form 10-K for the year ended December 31, 2007. Specifically, in accordance with the disclosure and reconciliation provisions of paragraphs 25 and 32 of FAS No. 131, we disclose segment operating profit by each of our reportable business segments (p. 60) and reconcile the total segment reported operating profit to our consolidated income before income taxes and cumulative effect of a change in accounting principle (p. 61). Operating income presented on the face of the income statement includes insignificant amounts which are not allocated to the operating profit of a reportable business segment and are included in “other (expense) income” in the reconciliation on p. 61.

Note 17 — Commitments and Contingencies, page 61

Leases. page 61

9.

Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response: Rental expense is recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis is used. Leasehold improvements funded by the lessor, though not significant for any year presented, are recorded by the lessee as leasehold improvement assets and amortized over the economic useful life or the lease term, whichever is shorter. The incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will amend our disclosure in future filings substantially as follows:

“Leases – The Company has various noncancellable operating leases for buildings, office space and equipment. Rent expense was $xx,xxx, $18,692 and $14,971 for 2008, 2007 and 2006, respectively. Minimum rental commitments under noncancellable leases in years 2009 through 2012 are $xx,xxx, $xx,xxx, $xx,xxx, $xx,xxx and $xx,xxx, respectively, and $xx,xxx thereafter. The rental expense and minimum rental commitments of leases with step rent provisions are recognized on a straight-line basis over the lease term.”

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

10.	Please address the above comments in your interim filings as well.

Response: The Company will address the above comments in its future interim filings (as applicable) in the manner described in the responses above.

Item 4 — Controls and Procedures, page 23

11.	Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308(c) of Regulation S-K.

Response: Regulation S-K Item 308(c) does not require disclosure of “whether” (i.e., whether or not) there has been any changes to internal controls and procedures. Instead, the rule requires disclosure of any change to internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. In the event any such change occurs, the Company will disclose it in future reports as required by Item 308(c).

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 4, 2008

Compensation Discussion and Analysis, page 5

12.

Refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

Please revise your CD&A to discuss in more detail your executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response: The compensation policies and process for determining the compensation of the Company’s principal executive officer (the “CEO”) are substantially the same as for the other executive officers of the Company, except that certain elements and amounts of compensation payable to the CEO are provided for in the employment agreement between the CEO and the Company, as has been disclosed in various places in the CD&A and elsewhere in the Company’s proxy statements, and, in 2008, except for the grant to the CEO of restricted stock units and stock options as reported in a Form 8-K filed with the Commission on July 24, 2008. Given that the CEO has substantially greater responsibilities, the amounts of the various elements of the CEO’s compensation have been greater than those of other named executives. In addition, his compensation increased significantly in 2007 compared to 2006 because he was promoted to his position as CEO in the latter half of 2006. Also, with regard to process, as noted below in the response to comment 14 and in the 2008 proxy statement on page 58, the CEO provides the Compensation Committee a performance assessment for each of the other named executive officers and makes recommendations on behalf of management for executive officer compensation. With regard to the CEO’s performance, the CEO provides a self-appraisal to the Compensation Committee and every board member completes a CEO evaluation form, and participates in an executive session discussion regarding his performance. The results of this process are discussed with the CEO by the Chairman of the Board and the Chairman of Compensation Committee, and considered by the Compensation Committee in determining the CEO’s compensation.

Accordingly, in response to this comment, in future filings the Company will aggregate the disclosure of the differences in the decisions that are made with regard to the CEO’s compensation in a new subsection of the CD&A to be entitled “Compensation of the Chief Executive Officer” which will include language substantially to the effect that “the policies and process for decisions regarding the compensation of the CEO are the same as for the other executive officers of the Company except as described below,” followed by a description of all such material differences as described above and an appropriate analysis thereof.

Annual Incentives Payable in Cash, page 8

13.

Please quantify all items of corporate performance that are evaluated or target levels to be achieved in order for your executive officers to earn their incentive compensation. For example, since 85% of the awards are based on basic earnings per share of the company or performance profit after tax of the applicable business unit, quantify the target, threshold, and actual financial performance measures. Also quantify the adjustments made to the performance measures.

Response: The Company does not believe that quantification of “all” items of corporate performance that are evaluated or target levels to be achieved in order for its executive officers to earn their incentive compensation is required in the CD&A. Item 402(b) of Regulation S-K requires that the CD&A “shall explain all material elements of the registrant’s compensation of the named executive officers” and Instruction 1. to Item 402(b) states that “[t]he purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”

Accordingly, the Company will disclose all material items of corporate performance that are evaluated or target levels to be achieved in order for its executive officers to earn their incentive compensation. Also, in response to this comment, in addition to the specific measures of performance that were quantified in its 2008 proxy statement, the Company will also quantify in its 2009 proxy statement the threshold, maximum and target measures used in 2008 based on basic corporate earnings per share and divisional “performance profit after tax”, and, for the Barnes Distribution division, operating profit margin, which was the performance measure used in 2008 in lieu of performance profit after tax and revenue for that division. In addition, the Company will quantify material adjustments made to all the performance measures disclosed.

Long-Term Equity Incentive Compensation, page 11

14.

Please clarify how equity incentive compensation was determined for the executive officers. Also disclose any corporate performance measures, such as the actual stock price versus the stock price appreciation goals, analyzed in determining awards.

Response: The determination of long-term equity incentive compensation is made annually by the Compensation and Management Development Committee of the Company’s Board of Directors (the “Compensation Committee”) as a part of the process by which it determines total compensation for the Company’s executive officers. The Compensation Committee reviews data provided by the Company’s compensation consultant, Frederic W. Cook & Co., Inc., with respect to cash, equity and total compensation paid to corresponding executives at Peer Group companies listed in the proxy statement and industrial companies of comparable size and complexity. As noted on page 17 of the 2008 proxy statement, the information provided by Frederick W. Cook & Co., Inc. is also reviewed and assessed by Mercer Consulting, a compensation consulting firm retained directly by the Compensation Committee. After first determining the amount of cash compensation (salary and annual cash incentive opportunities) for the executive officers, the Compensation Committee then considers the total direct compensation (which, as noted on pages 5 and 6 of the 2008 proxy statement, means total annual salary plus short-term incentives plus the fair market value of long-term incentives determined as of the date of grant) paid for comparable positions at the Peer Group and comparable companies and makes a judgment as to what percentile it believes the total direct compensation of the Company’s executive officers should be paid.

In 2006 and 2007, as noted on page 6 of the 2008 proxy statement, the Compensation Committee generally targeted setting total compensation for the various executives that ranged in the aggregate from median to the 75th percentile of competitive practice, with specific reasons justifying each exception outside that range. Based on these determinations of total compensation and prior determinations of cash compensation for each of the named executive officers, the Compensation Committee then determined the equity awards to be made. In determining how much of the equity portion of total direct compensation should be in stock options and how much in restricted stock units or other equity for executive officers other than the CEO, the Committee received and reviewed in advance a recommendation by management on the structure of the equity component. Generally, factors considered in that review included support for a “pay for performance” culture at the Company, aligning the interests of shareholders and executive officers, past practice, changes in business strategy, competitive practice both generally and within the compensation peer group, and the strategic impact of equity-based compensation (i.e., cost effectiveness, stockholder dilution, executive retention, link to Company performance and total stockholder return). Management’s recommendations were provided to the Committee’s independent compensation consultant, providing the Committee with the benefit of independent advice prior to acting on the recommendations. For the CEO, the Committee independently developed a mix of equity components of total compensation, using all of the information described above, supplemented with materials and advice from the independent compensation consultant and other materials they viewed as relevant to their decision-making process.

In response to this comment, the Company will include in the 2009 proxy statement such additional disclosure (either in the CD&A or in the section describing the Compensation Committee’s procedures and process) consistent with the foregoing as is needed to better clarify how equity incentive compensation was determined for the executive officers, including a summary of the reasons why the Committee chose the amounts of the specific elements for each of the named executive officers, and if applicable, whether any corporate performance measures, such as the actual stock price versus the stock price appreciation goals, are analyzed in determining awards (this has not been the case in recent years).

Employment Agreement, page 38

15. We note the multiples of salary that are paid upon termination or change in control. Please discuss why you have chosen to pay various multiples of the components of compensation as change-in-control payments. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response: The multiples of salary and other benefits payable to the CEO upon a termination event or a change of control as specified in the CEO’s employment agreement were the result of negotiation between the Compensation Committee and the CEO, during which negotiations the Compensation Committee was advised by its compensation consultant as to such terms provided to CEOs of similar ability and experience at comparable companies. In addition, the termination multiples of the components of compensation were generally the same as those contained in the employment agreement of the previous CEO. In agreeing to such terms on behalf of the Company, the Compensation Committee believed that such terms were in line with those provided to other such executives at comparable companies, and were consistent with the best interests of the Company’s shareholders as such terms constitute an appropriate and meaningful inducement for the CEO to devote himself for the foreseeable future to the success of the Company. The Compensation Committee also believes that the Company’s change-in-control arrangements for the CEO and those discussed in response to Comment 16 below help assure that the CEO and other executives will act in the best interest of the shareholders in proposed merger and acquisition transactions, even if executives might face possible termination of employment as a result of such a transaction. In future filings the Company will include in its disclosure responsive to Items 402(b) and/or 402(j) statements substantially to the foregoing effect.

Severance Arrangements, page 40

16.	Please discuss why you have chosen to pay various multiples of the components of compensation as change-in-control payments for each executive. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response: The benefits payable to each of the Company’s current named executive officers (except as provided in by the CEO’s employment agreement as discussed in response to comment 15 above) upon a change of control are set forth in the Company’s standard form of change of control agreement for senior executives, which standard agreement was approved in 1997 by the Compensation Committee and the Board of Directors based on input from outside advisers as to prevailing market practices at that time. The elements of this change in control program have been discussed by the Compensation Committee from time to time given market practices and the Company’s circumstances and to date changes have not been found to be necessary.

In response to this comment, the Company will include in future filings in disclosure responsive to Items 402(b) and/or 402(j) (assuming the current change of control agreements are still in force) statements substantially to the effect that “in 1997 the Board of Directors determined the amounts payable under its change in control program based in part on its review at such time of available information of such programs maintained by similarly situated companies with the assistance of outside advisers” and that “the Compensation Committee reviews the program at such times as it deems appropriate to determine whether the amounts payable under such agreements are appropriate given market practices and the Company’s circumstances”.

Director Compensation, page 46

17.

Please disclose how the structure and amount of director compensation is determined and explain why you pay a $45,000 annual retainer to each non- employee director in addition to providing payments for attending board meetings and additional stock awards.

Response: The Corporate Governance Committee of the Company’s Board of Directors obtains market data from the Company’s compensation consultant as to both the structure and amounts of compensation paid to non-employee directors at the Company’s compensation peer group. This data includes information on the amount of the annual retainer, meeting fees (including amounts paid to Committee chairs), stock awards and total compensation paid by comparable companies and where the Company’s non-employee director compensation ranks among the peer companies. From this data the Corporate Governance Committee submits its recommendations to the Compensation Committee as to each element of total compensation to be paid to the non-employee directors. The Compensation Committee evaluates the Corporate Governance Committee’s recommendations, makes such refinements, if any, as it determines are appropriate and then makes a recommendation to the full Board of Directors.

Through this process, the Board and its committees have determined that it is desirable to pay meeting fees in addition to a retainer amount, as is customary, in order that that those directors who spend more time in committee work (given that the various committees and chairs typically have different workloads) receive more compensation. The Board and its committees have also determined that it in the best interests of the Company to provide a portion of each non-employee director’s compensation in the form of stock awards, which align director compensation with the interests of other stockholders. Enhancing this alignment is also the purpose of the Company’s stock ownership guidelines applicable to non-employee directors, which, as noted on page 57 of the 2008 proxy statement, requires non-employee directors to hold Company stock with a value of not less than five times the annual retainer payable to each director. A non-employee director must meet the ownership guidelines by the fourth anniversary of the date he or she joined the Board of Directors. Thus, the grant of stock awards further affirms the purposes of maintaining stock ownership guidelines and advances compliance with them.

The requirements for the narrative disclosure of director compensation as set forth in Regulation SK Item 402(k)(3) are not as extensive as the CD&A requirements applicable to named executive officer compensation, but do require that the Company discuss “material factors necessary to an understanding of the director compensation disclosed” including, among other things, a “description of standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance); and [w]hether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement.” Accordingly, the Company will add disclosure describing its standard compensation arrangements for non-employee directors substantially as follows, which it believes will enable investors to understand in all material respects how the amounts paid are determined:

“As part of its consideration on an annual basis of the amounts of the annual retainer, meeting fees (including amounts paid to Committee chairs), stock awards and total compensation to be paid to the Company’s non-employee directors, the Corporate Governance Committee obtains market data from the Company’s compensation consultant as to the amounts of each such element of compensation paid to non-employee directors at the Company’s compensation peer group of companies. Based on this data and its judgment as to where the Company’s non-employee directors should be positioned to ensure appropriate compensation and to attract and retain quality directors, the Corporate Governance Committee submits its recommendations to the Compensation Committee of the amount of each element of total compensation to be paid to the non-employee directors. The Compensation Committee evaluates the Corporate Governance Committee’s recommendations, makes such refinements, if any, as it determines are appropriate and then makes its recommendation to the full Board of Directors for its consideration and approval (with any changes, if any, as it determines are appropriate).”

Compensation and Management Development Committee, page 57

18.	Please add a caption, “Compensation Committee Interlocks and Insider Participation,” and in that section provide the required disclosure under Item 407(e)(4) of Regulation S-K.

Response: Other than the names of the Compensation Committee members, there has not been and is not anticipated to be any disclosure required by Item 407(e)(4) of Regulation S-K. Accordingly, the Company has in the past and intends in the future to avail itself of the guidance afforded by the Staff’s Compliance and Disclosure Interpretation No. 233.02 (formerly Telephone Manual Interpretation J-25) , which reads as follows:

“If the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption ("Compensation Committee Interlocks and Insider Participation"). [Mar. 13, 2007]”

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Francis C. Boyle, Jr.

Francis C. Boyle, Jr.

Acting CFO and VP, Controller

Cc:	Brigitte Lippmann, Legal Branch Chief (SEC)

Chambre Malone, Staff Attorney (SEC)

Jeffrey Gordon, Staff Accountant (SEC)

Signe S. Gates, Esq., Senior Vice President and General Counsel,

Barnes Group Inc.

David A. Cifrino, Esq., McDermott Will & Emery LLP